CIBC World Markets	CIBC WORLD MARKETS PLC Cottons Centre Cottons Lane London, England SE1 2QL Tel: 44 (0) 20 7234 4127 Fax: 44 (0) 20 7407 4127

The Directors
Trench Electric Holding B.V.

29th November 2000

Dear Sirs

FACILITIES AGREEMENT DATED 18 APRIL 2000 AS AMENDED AND RESTATED ON 20 JUNE 2000 AND MADE BETWEEN TRENCH ELECTRIC HOLDING B.B. (AS PARENT) (1), THE COMPANIES LISTED IN SCHEDULE II THERETO (AS ORIGINAL BORROWERS) (2), THE COMPANIES LISTED IN SCHEDULE III THERETO (AS GUARANTORS AND CHARGING COMPANIES) (3), CIBC WORLD MARKETS PLC, BARCLAYS BANK PLC, CREDIT LYONNAIS AND NM ROTHSCHILD & SONS LIMITED (AS BANKS) (4), CIBC WORLD MARKETS PLC (AS ARRANGER) (5), CIBC WORLD MARKETS PLC (AS ISSUING BANK) (6) CIBC WORLD MARKETS PLC (AS AGENT) (7), CANADIAN IMPERIAL BANK OF COMMERCE (AS CANADIAN LENDER) (8) AND CIBC WORLD MARKETS PLC (AS SECURITY AGENT) (9) (THE “FACILITIES AGREEMENT”)

We refer to the above Facilities Agreement and to the Trench Group Bank Presentation dated 22 November 2000 (the “Presentation”). Unless a contrary intention appears, terms and expressions defined in the Facilities Agreement shall have the same meanings when used in this letter and references to clauses and schedules of the Facilities Agreement.

We are writing this letter to you in your capacity as Parent (including as agent for all of the Obligors) in our capacity as Agent.

1.	AMENDMENTS AND WAIVERS

(a)	as of the date hereof the Facilities Agreement shall be amended so that the figure “5” appearing in column 2 of the first row of schedule VIII (Capital Expenditure Projections) shall be deleted and replaced with the figure “6.527” provided that, for the purpose of clause 15.9(a), the increase in permitted capital expenditure of US$1.527 million may be expended in relation to the Shanghai Joint Venture and in accordance with the projections appearing at page 25 of the Presentation and reproduced as Schedule 2 to this letter;

(b)	for the purposes of clause 14.1 (q), clause 16.4 and the definition of “Consolidated EBITDA” contained in clause 17.3, we hereby waive the requirement that the Accounting Policies reflect US GAAP to the extent (and only to the extent) necessary to permit the Group to account for the US$5.29 million representing the cash to be received of a total US$5.53 million profit due on the sale of certain technology by Trench Limited and Trench Switzerland AG to Shanghai Instrument Transfer Works as provided for at page 24 of the Presentation (and reproduced as Schedule 1 to this letter) over the twelve month period consisting of the four Quarters commencing with the Quarter ending 30 September 2000; and

(c)	in the event that the operations of Trench Switzerland AG are closed down, the costs associated with such closure as provided for by (but not exceeding) the relevant Swiss currency amounts set out at pages 43 and 44 of the Presentation (and reproduced as Schedules 3 and 4 of this letter) shall, for the two year period that such costs will be incurred, from the date such costs are incurred as illustrated in Schedules 3 and 4 be disregarded (on a profit and loss or cash basis as appropriate) for the purposes of calculation of the relevant financial covenants in clause 17. For the purposes of monitoring compliance with such expenditure limits an additional schedule in form and substance reasonably acceptable to the Agent showing the incurrence of such costs measured against Schedule 3 will be added to the monthly management accounts delivered to the Agent pursuant to clause 16.2(b).

2.	APPROVALS

The Majority Banks have indicated to us their positive intention to address as soon as practicable in terms of satisfactory to them the following issues:

(a)	The amendment of the covenants in the Facilities Agreement to accommodate the ongoing impact of the Shanghai Joint Venture (being primarily the capital expenditure limits in Schedule VIII and carve-out of the single “expansion” capex in 2001 from the cash flow covenant in clause 17.1 (b)) in accordance with the figures appearing at page 25 of the Presentation and reproduced as Schedule 2 to this letter; and

(b)	The amendment of the financial covenant ratios generally in clause 17 going forwards to recognise the impact that foreign exchange movements have had upon the existing financial covenant ratios.

For the avoidance of doubt no waivers are given under this letter in respect of any other breach of, or other Event or Default or Potential Event of Default under, the Facilities Agreement or any other Senior Finance Document which might result from any other circumstances at any time other than as specifically set out herein.

The agreement and consents of the Banks contained in this letter shall apply only to the matters specifically referred to herein and are given in relevance upon the information (other than any projections) provided to the Agent on behalf of the Group being true, complete and accurate, and such projections being prepared in good faith based upon reasonable assumptions. Such agreement and consents shall be without prejudice to any rights which the Finance Parties may now or hereafter have in relation to any other circumstances or matters other than as specifically referred to herein (and whether subsisting on the date hereof or otherwise) or in relation to any information being other than true, complete and accurate, which rights shall remain in full force and effect.

This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

This letter shall be governed by and construed in accordance English Law and clause 38 (Governing Law and Jurisdiction) of the Facilities Agreement shall apply mutatis mutandis as if set out in full in this letter.

Yours faithfully

For and on behalf of CIBC World Markets plc
in its capacity as Agent
for and on behalf of the Banks

/s/ Richard Vaughan

By:	Richard Vaughan Director

To CIBC World Markets Plc

We confirm our acceptance of and agreement to your letter dated 29th November 2000.

For and on behalf of
Trench Electric Holding B.V.
(for itself and in its capacity as
Parent and agent for each of the Obligors)

Signed:	/s/ H Poulson

By (please print):	H Poulson

Title (please print):	Chief Executive

Date:	29.11.00